[Letterhead of Pall Corporation]

January 19, 2011

VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed September 28, 2010
Form DEF14A
Filed November 10, 2010
File No. 1-04311

Dear Mr. Cash,

I am responding to your letter dated December 21, 2010 concerning Pall Corporation’s (the “Company”) filing referenced above. Note that each number below corresponds to the number assigned each comment in your letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2010

Item 9A. Controls and Procedures. page 44

Disclosure Controls and Procedures, page 44

Comment 1.

We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the two-part definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. Alternatively, you may simply state in future filings, without repeating the definition, that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were or were not effective. Please also comply with this comment in future filings, as appropriate.

Response:

The Company confirms that the conclusion regarding the effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. Additionally, the Company had revised the language in its Form 10-Q for the quarterly period ended October 31, 2010, and will continue to do so in future filings, to state that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective, without repeating the definition.

Comment 2.

We note the qualification on page 46 that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." It appears that this qualification applies to all of your control systems, including disclosure controls and procedures. Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please also comply with this comment in future filings, as appropriate.

Response:

The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that its chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level. In future filings, the qualification noted in comment 2 above will be removed.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Comment 3.

We note that you target certain elements of compensation and total compensation between the 50th and the 75th percentile. Please revise in future filings to disclose for each named officer the targeted and actual percentiles for each element of compensation and total compensation. Please show us in your supplemental response what the revisions would have looked like for fiscal 2010.

Response:

The Company confirms that in future filings it will disclose the targeted and actual percentile for each element of compensation and total compensation for each of its named executive officers. Such disclosure as applied to fiscal 2010 would be as set forth below. Please note that capitalized terms used below and not otherwise defined shall have the meaning ascribed to such terms in the Company's 2010 Proxy Statement.

The Company’s compensation philosophy is to target named executive officer compensation levels within a broad range bound by the 50th and 75th percentiles of our peer group. Within this range, the actual positioning of compensation for each of our named executive officers is subject to compensation committee discretion. Individual pay positioning is influenced by qualitative factors such as individual performance, succession planning, historical compensation, tenure, job experience, and retention concerns.

At least once annually, the compensation committee reviews, evaluates and adjusts named executive officer compensation levels to ensure that they remain aligned with this policy. The following information provides further detail related to the targeted and actual positioning of named executive officer compensation, by each component of pay separately and in the aggregate.

Base Salaries

In accordance with the compensation philosophy approved by the compensation committee, named executive officer base salaries are targeted between the 50th and 75th percentiles of the peer group. As the table below indicates, fiscal year 2010 base salaries fell short of this range for three of our NEOs. For Ms. Marino, who fell the furthest below the range because of her recent promotion, the compensation committee increased fiscal year 2011 base salary to a level that brought her up to the 50th percentile of the peer group. In order to bring base salaries further in line with its philosophy, the compensation committee may consider further base salary increases for the named executive officers at future meetings.

			Peer Group	Peer Group	Pall
Named		Pall	50th Percentile	75th Percentile	Percentile of
Executive Officer	Position	Base Salary	Base Salary *	Base Salary *	Peer Group
Eric Krasnoff	Chairman, CEO & President	$918,292	$875,000	$960,000	71 st
Lisa McDermott	CFO & Treasurer	$371,400	$409,000	$488,000	28 th
Donald Stevens	Former President, COO & Pres-Industrial	$568,625	$475,000	$638,000	63 rd
Roberto Perez	Chief Operating Officer	$385,359	$394,000	$461,000	46 th
Sandra Marino	SVP, General Counsel & Corp. Secretary	$345,646	$373,000	$395,000	12 th
*	Peer group data based on analysis conducted by Towers Watson prior to the July 16, 2009 meeting of the compensation committee.

Annual Incentive Bonus

The Company provides its named executive officers the opportunity to earn annual cash incentive awards under our Bonus Plan. The maximum amounts that can be earned under this plan are expressed as a percentage of base salary. They are as follows: Mr. Krasnoff – 150%; Ms. McDermott – 105%; Mr. Stevens – 112.5%, Mr. Perez – 105%; and Ms. Marino – 105%. Bonuses are only earned if our return on equity meets or exceeds performance goals approved by the compensation committee at the beginning of each fiscal year.

As illustrated in the table below, the maximum compensation payable to our named executive officers under the Bonus Plan is considerably lower than the maximum amounts payable under the annual incentive programs of our peer group.

		Pall	Peer Group	Peer Group	Pall
Named		Maximum	50th Percentile	75th Percentile	Percentile of
Executive Officer	Position	Bonus	Max Bonus *	Max Bonus *	Peer Group
Eric Krasnoff	Chairman, CEO & President	$1,377,438	$1,750,000	$2,032,000	19 th
Lisa McDermott	CFO & Treasurer	$389,970	$578,000	$712,000	26 th
Donald Stevens	Former President, COO & Pres-Industrial	$639,703	$1,144,000	$1,466,000	31 st
Roberto Perez	Chief Operating Officer	$404,627	$468,000	$650,000	37 th
Sandra Marino	SVP, General Counsel & Corp. Secretary	$362,928	$448,000	$569,000	36 th
*	Peer group data based on review of maximum bonus percentages conducted by Towers Watson prior to the January 20, 2010 meeting of the compensation committee.

In fiscal year 2010, the Company exceeded the maximum R.O.E. target set forth by the compensation committee under the Bonus Plan, resulting in maximum payouts to our named executive officers. Even at this maximum achievement level, our actual bonus payouts remained below the 70th percentile of our peer group, and in line with our compensation philosophy, for all named executive officers.

		Pall	Peer Group	Peer Group	Pall
Named		Actual	50th Percentile	75th Percentile	Percentile of
Executive Officer	Position	Bonus	Actual Bonus *	Actual Bonus *	Peer Group
Eric Krasnoff	Chairman, CEO & President	$1,377,438	$1,265,000	$1,772,000	57 th
Lisa McDermott	CFO & Treasurer	$389,970	$335,000	$500,000	66 th
Donald Stevens	Former President, COO & Pres-Industrial	$639,703	$582,000	$1,227,000	62 nd
Roberto Perez	Chief Operating Officer	$404,627	$309,000	$494,000	63 rd
Sandra Marino	SVP, General Counsel & Corp. Secretary	$362,928	$305,000	$402,000	68 th
*	Peer group data based on analyses conducted by Towers Watson prior to the July 16, 2009 and January 20, 2010 meetings of the compensation committee.

Total Cash Compensation

The compensation committee believes that total cash compensation levels for the named executive officers should be between the 50th and 75th percentiles of the peer group when our performance is strong and maximum bonuses are earned. As the table below illustrates, fiscal year 2010 bonuses were earned at maximum achievement level, which resulted in total cash compensation levels between the 57th and 64th percentiles of the peer group for each of our named executive officers. If bonuses had been earned at less than maximum, total cash compensation levels would have been near or below the peer group median.

		Pall	Peer Group	Peer Group
		Total Cash	50th Percentile	75th Percentile	Pall
Named		Compensation	Actual	Actual	Percentile of
Executive Officer	Position	(at max bonus payout)	Total Cash *	Total Cash *	Peer Group
Eric Krasnoff	Chairman, CEO & President	$2,295,730	$2,015,000	$2,660,000	61 st
Lisa McDermott	CFO & Treasurer	$761,370	$730,000	$904,000	59 th
Donald Stevens	Former President, COO & Pres-Industrial	$1,208,328	$1,102,000	$2,111,000	57 th
Roberto Perez	Chief Operating Officer	$789,986	$706,000	$907,000	63 rd
Sandra Marino	SVP, General Counsel & Corp. Secretary	$708,574	$611,000	$768,000	64 th
*	Peer group data based on analysis conducted by Towers Watson prior to the January 20, 2010 meeting of the compensation committee.

Long-Term Incentive Grant Values

The Company’s long-standing practice is to provide long-term incentive compensation to named executive officers in the form of stock options and restricted stock units. The compensation committee believes that this practice creates a meaningful link between executive and shareholder interests and a powerful incentive for executives to sustainably grow shareholder value.

Although our peers generally allocate a greater portion of long-term equity-based incentive value to restricted stock or stock units than stock options, it is the compensation committee’s policy to allocate at least one half of total grant values to stock options. This policy ensures that the value of earned equity compensation will only be in the highest ranges of the peer group when warranted by substantial shareholder value creation.

	Chief Executive Officer		Named Executive Officers
	Stock Options	Restricted Shares	Stock Options	Restricted Shares
Pall Corporation	50%	50%	60%	40%
Peer Group Median	43%	57%	45%	55%
* Peer group data based on analysis conducted by Towers Watson prior to the January 20, 2010 meeting of the compensation committee.

The compensation committee targets named executive officer long-term incentive values between the 50th and 75th percentiles of the peer group. Prior to determining annual grant values, the committee conducts a detailed review of all elements of total direct compensation, including equity grants, base salaries and annual bonuses. Each year, Towers Watson provides the committee with an assessment of compensation levels for the Company’s peer group. Upon reviewing this market data, considering the targeted compensation positioning, and evaluating other qualitative factors as described above, the Company’s chief executive officer prepares recommended equity grant values for the other named executive officers. The committee evaluates these recommendations, adjusts them as it deems appropriate, and approves final award values. The committee meets in closed session with Towers Watson to review market data for the chief executive officer and establish and approve an appropriate equity grant value for the CEO.

As the table below depicts, the 2010 named executive officer long-term incentive grant values1 were within or very near the targeted range between the 50th and 75th percentiles of the peer group. The committee closely monitors long-term incentive grant values relative to the peer group and may consider adjustments in fiscal 2011 to ensure they remain aligned with our compensation philosophy.

			Peer Group	Peer Group
			50th Percentile	75th Percentile
		Pall Grant	Grant Value of	Grant Value of	Pall
Named		Value of Long-	Long-Term	Long-Term	Percentile of
Executive Officer	Position	Term Incentives	Incentives. *	Incentives. *	Peer Group
Eric Krasnoff	Chairman, CEO & President	$4,099,993	$3,317,000	$4,092,000	76 th
Lisa McDermott	CFO & Treasurer	$899,996	$805,000	$1,154,000	62 nd
Donald Stevens	Former President, COO & Pres-Industrial	$1,199,987	$1,200,000	$2,440,000	50 th
Roberto Perez	Chief Operating Officer	$899,996	$720,000	$1,043,000	70 th
Sandra Marino	SVP, General Counsel & Corp. Secretary	$550,010	$469,000	$607,000	71 st
* Peer group data based on analysis conducted by Towers Watson prior to the January 20, 2010 meeting of the compensation committee.

1The grant values reflect the value of stock options and restricted stock units granted under the Stock Plan in fiscal year 2010. Please refer to footnote 3 and footnote 6 under the “Grants of Plan-Based Awards” table for additional details regarding the stock options and restricted stock units.

Total Direct Compensation

The compensation committee believes that all elements of compensation should be positioned between the 50th and 75th percentiles of the peer group in and of themselves, but only to the extent that this results in competitive and reasonable levels of total direct compensation. It is the committee’s philosophy that, on the whole, total direct compensation should be positioned between the 50th and 75th percentiles of the peer group.

The table below illustrates that fiscal year 2010 total direct compensation for the named executive officers was within or very near the targeted range. The committee also recognizes that the Company delivered a strong financial performance in 2010, resulting in maximum payouts under the Bonus Plan. Had annual bonuses been earned at a level below maximum, total direct compensation levels for all our named executive officers would have been closer to, or below, the peer group median.

		Pall	Peer Group	Peer Group
		Total Direct	50th Percentile	75th Percentile	Pall
Named		Compensation	Actual Total Direct	Actual Total Direct	Percentile of
Executive Officer	Position	(at max bonus payout)	Compensation *	Compensation *	Peer Group
Eric Krasnoff	Chairman, CEO & President	$6,395,723	$5,169,000	$6,203,000	80 th
Lisa McDermott	CFO & Treasurer	$1,661,366	$1,558,000	$2,188,000	55 th
Donald Stevens	Former President, COO & Pres-Industrial	$2,408,315	$2,237,000	$4,370,000	53 rd
Roberto Perez	Chief Operating Officer	$1,689,982	$1,337,000	$1,920,000	66 th
Sandra Marino	SVP, General Counsel & Corp. Secretary	$1,258,584	$1,190,000	$1,285,000	72 nd
* Peer group data based on analysis conducted by Towers Watson prior to the January 20, 2010 meeting of the compensation committee.

Focus on Performance, page 26

Individual Performance, page 26

Comment 4.

We note that the compensation committee approves specific individual goals for each named executive officer. In future filings, please disclose the individual goals for each named executive officer. See item 402(b)(2)(iii) of Regulation S-K.

Response:

The Company confirms that in future filings it will include the specific individual goals for each named executive officer as approved by the compensation committee in accordance with 402(b)(2)(iii) of Regulation S-K.

Equity-Based Compensation, page 30

Comment 5.

Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances. Please revise accordingly in future filings. Please show us in your supplemental response what the revisions would have looked like for fiscal 2010.

Response:

The Company confirms that in future filings it will expand its disclosure regarding the equity portion of the Company’s compensation program for its named executive officer to discuss the structure of the program mechanics and the reasons why the actual equity amounts rewarded by the compensation committee were appropriate under the circumstances. Such disclosure applicable for fiscal 2010 would be as set forth above in our response to Comment 3 under the heading “Long-Term Incentive Grant Values”

In connection with the above responses to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,
/s/ Lisa McDermott
Lisa McDermott
Chief Financial Officer and Treasurer